[Letterhead of Cabela’s Incorporated]

July 28, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: William Choi, Accounting Branch Chief
Mail Stop 3561

Re:   Cabela’s Incorporated
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 1, 2006
       File No. 1-32227

Dear Mr. Choi:

We hereby request an extension of ten (10) business days to respond to your letter addressed to Dennis Highby dated July 18, 2006, regarding a comment to our Form 10-K for the fiscal year ended December 31, 2005. We are requesting this extension due to time constraints associated with the preparation and filing of our Form 10-Q for our fiscal quarter ended July 1, 2006, and earnings conference call scheduled for August 3, 2006.

Please contact the undersigned (308-255-2825) if you have any questions about this request.

Sincerely,

/s/ Brent LaSure
Brent LaSure
Associate Corporate Counsel and
Assistant Secretary

cc:  Dennis Highby
Ralph Castner
Reed Gilmore